June 8, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Athene Annuity and Life Company (the “Company”)

Initial Registration Statement on Form S-1

File No. 333-

Commissioners:

The Company is transmitting for filing under the Securities Act of 1933, as amended, an initial registration statement on Form S-1 for certain single purchase payment index-linked deferred annuity contracts to be issued by the Company (the “Registration Statement”).

Required exhibits not filed with or incorporated by reference into the Registration Statement, as well as other omitted information, will be included in a pre-effective amendment to the Registration Statement.

Please direct any questions or comments regarding the Registration Statement to the undersigned at 515-342-2376 or at BDoerrfeld@athene.com

Sincerely,

Blaine Doerrfeld

Vice President and Senior Counsel

Athene Annuity and Life Company

BDoerrfeld@athene.com

(515) 342-2376

cc:	Stephen Roth, Eversheds Sutherland (US) LLP